January 8, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Michael Clampitt
Senior Attorney

Re:	First Citizens BancShares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

File No. 001-16715

Ladies and Gentlemen:

Pursuant to the Staff’s comments in its letter dated November 4, 2009, regarding the referenced 2008 Form 10-K of First Citizens BancShares, Inc. (the “Company”), the Company has today filed Amendment No.1 to its 2008 Form 10-K (“Amendment No. 1”). This letter responds to the Staff’s comments in its above letter. Paragraph numbers below correspond to the paragraph numbers in the comment letter.

Cover Page

1.	As we requested in comment 1 of our letter to you dated April 13, 2009, please file an amendment to your Form 10-K to state your correct Commission File Number which is 001-16715 rather than “0-16471.”

Response:

The cover page of Amendment No.1 reflects the Company’s correct Commission File Number.

Transactions with Related Persons, page 37

2.	As requested in comment 14 of our letter to you dated April 13, 2009, please file an amendment to your Form 10-K to file, as exhibits, your agreements with First Citizens Bank and Trust Company, Inc., South Carolina, Southern Bank and Trust Company and The Fidelity Bank, that you refer to on page 30 of your Proxy Statement.

Response:

As described in the Company’s response to the Staff’s original April 13, 2009, comment letter, in addition to its primary business of providing traditional loan, deposit and other banking services to individuals and businesses, the Company’s wholly-owned bank subsidiary, First-Citizens Bank & Trust Co. (the “Bank”) (through a department of the Bank operating under the trade name “InfoTech Alliance Bank Services,” its Corporate

Securities and Exchange Commission

Division of Corporation Finance

January 8, 2010

Trust Department, and other departments of the Bank) regularly provides a variety of ongoing business, operations and support services to other financial institutions (“Client Banks”) pursuant to service agreements between the Bank and those institutions. Those services may include item and account processing, document imaging, clearing of incoming and outgoing items, maintenance of loan and deposit systems, stock transfer services, retirement plan and other corporate trust services, and a variety of other services related to the Client Banks’ operations. The Bank has engaged in that line of business for more than 20 years and provides those services in the ordinary course of its business. Its Client Banks currently include more than 60 financial institutions, including the three banks which are the subject of this comment and for which the Bank has provided services for a number of years. Because of the Company’s relationship with these three banks, the Company has considered them to be related persons and, based on the amounts paid to the Bank for services it renders to those banks, the provision of services to them by the Bank have been disclosed as “related person transactions” in the Company’s proxy statements. However, the Company believes that treatment of these business relationships as related person transactions does not of itself require the underlying service agreements to be filed as exhibits to the Company’s Form 10-K.

Regulation S-K, Item 10(b)(i) requires that the Company file as exhibits to its Form 10-K any material contracts not made in the ordinary course of its business. However, Item 10(b)(ii) provides that contracts that ordinarily accompany the kind of business conducted by the Company will be treated as made in the ordinary course of its business and need not be filed unless:

(1)	under subparagraph (ii)(A), they are contracts to which directors, officers, promoters, voting trustees, or principal security holders or underwriters are parties, or

(2)	under subparagraph (ii)(B), they are contracts upon which the Company’s business is substantially dependent.

Even if a contract falls into one of the above two categories, under Item 10(b)(ii) it need not be filed if it is “immaterial in amount or significance.”

In the case of the service agreements between the Bank and the three Client Banks that are the subject of this comment:

(1)	each of the agreements relates to services routinely provided by the Bank as part of an established line of business and, therefore, is of a type that ordinarily accompanies the kind of business conducted by the Bank;

(2)	no director, officer, promoter, voting trustee, principal security holder or underwriter is a party to any of the contracts, and the Company’s business is not substantially dependent on any of the contracts, so they are not contracts described in subparagraphs (ii)(A) or (ii)B); and

(3)	without regard to whether the service agreements are covered by subparagraphs (ii)(A) or (ii)B), the amounts paid to the Bank for services under each of the agreements in relation to the Company’s revenues as a whole, and the nature of the services provided by the Bank, are such that none of the agreements are “material in amount or significance.”

Securities and Exchange Commission

Division of Corporation Finance

January 8, 2010

Based on the above analysis, the Company believes that the three services agreements are not required be filed as exhibits to its Form 10-K and they have not been included with Amendment No. 1. The Company requests that you concur in its belief that the service agreements are not required to be filed.

Certification under Section 906

3.	As we requested in comment 15 of our letter to you dated April 13, 2009, please file an amendment to your Form 10-K to amend your certificate as follows:

•	correct the name of the document to which the certification relates which is the Form 10-K for the fiscal year ended December 31, 2008 (rather than for “the quarter ended December 31, 2008”);

•	delete the qualification that the certifications are “to his or her knowledge;” and

•	submit separate certifications for each of the individuals.

Response:

Amendment No. 1 includes (as Exhibit 32.01) revised Section 906 certifications of the Company’s Chief Executive Officer and Chief Financial Officer. The revised certifications correct the identification of the report to which they relate, and they omit references to the officers’ “knowledge.”

The Staff’s comment also directed that the revised certifications be separate for each of the individual officers. As we have discussed with the Staff, the revised certifications continue to be combined into one document based on Rule 13a-14(b) which provides that this certification requirement “may be satisfied by a single certification signed by an issuer’s principal executive and principal financial officers.” We request that you concur with our view that combined certifications are sufficient.

We understand that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Following your review of Amendment No. 1 and these responses, please contact us if you desire further information or if you have additional comments.

Yours truly,

/S/ Kenneth A. Black

Kenneth A. Black
Chief Financial Officer